Exhibit 99.1

Kitov Pharmaceuticals Announces Closing of a $12 Million Follow-On Public Offering in the U.S.A.

TEL-AVIV, Israel July 5, 2016 -- Kitov Pharmaceuticals (NASDAQ/TASE: KTOV), an innovative biopharmaceutical company focused on late-stage drug development, today announced the closing of its previously announced public offering of 2,378,823 Class A units, with each Class A unit consisting of one American Depositary Share, traded on the NASDAQ under the symbol “KTOV” (“ADS”), and a warrant to purchase one ADS, traded on the NASDAQ under the symbol “KTOVW” (“Listed Warrant”), as well as 1,150,589 Class B units, with each Class B unit consisting of a non-listed, pre-funded warrant to purchase one ADS (“Pre-Funded Warrant”), and a Listed Warrant.

Each ADS represents 20 ordinary shares of the Company. Each Class A unit was sold at a negotiated price of $3.40 per unit, including the ADS issuance fee of $0.01 per ADS, and each Class B unit was sold at a negotiated price of $3.40 per unit, including the Pre-Funded Warrant exercise price of $0.01 per full ADS and the ADS issuance fee of $0.01 per ADS. The Pre-Funded Warrants are exercisable at any time after the date of issuance upon payment of the exercise price and the ADS issuance fee, and expire ten years from the date of issuance. The Listed Warrants have a per ADS exercise price of $3.78 per full ADS (as adjusted upon the closing of this follow-on public offering in accordance with the terms of the Listed Warrants), are exercisable immediately, and expire November 25, 2020.

Gross proceeds to Kitov from this offering were approximately $12,000,000 prior to deducting placement agent fees and other estimated offering expenses.

Kitov plans to use net proceeds from the offering to fund the possible acquisition of new therapeutic candidates and for general working capital purposes.

Rodman & Renshaw, a unit of H.C. Wainwright & Co., acted as Sole Book-Running Manager and Joseph Gunnar & Co., LLC acted as Lead Co-Manager for the offering.

A final prospectus relating to this offering was filed with the SEC under file number 333-211477. The offering was made only by means of a prospectus. Copies of the final prospectus relating to the offering may be obtained by contacting H.C. Wainwright & Co., 430 Park Avenue, New York, NY 10022, email: placements@hcwco.com or Joseph Gunnar & Co., LLC, Prospectus Department, 30 Broad Street, 11th Floor, New York, NY 10004, telephone 212-440-9600, email: prospectus@jgunnar.com. Investors may also obtain these documents at no cost by visiting the Securities and Exchange Commission’s website at http://www.sec.gov. Before you invest, you should read the prospectus and other documents the Company has filed or will file with the Securities and Exchange Commission for more complete information about the Company and the offering.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About Kitov Pharmaceuticals

Kitov Pharmaceuticals (NASDAQ/TASE: KTOV) is an innovative biopharmaceutical company focused on late-stage drug development. Leveraging deep regulatory and clinical-trial expertise, Kitov's veteran team of healthcare professionals maintains a proven track record in streamlined end-to-end drug development and approval. Kitov's pipeline currently features two combination drugs intended to treat osteoarthritis pain and hypertension simultaneously, including one that achieved the primary efficacy endpoint for its Phase III clinical trial. Lowering development risk and cost through fast-track regulatory approval of novel late-stage therapeutics, Kitov delivers rapid ROI and long-term potential to investors, while making a meaningful impact on people's lives. For more information, the content of which is not part of this press release, visithttp://www.kitovpharma.com

Forward-Looking Statements

This press release contains forward-looking statements about the Company's expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements involve certain risks and uncertainties, including, among others, the risk that drug development involves a lengthy and expensive process with uncertain outcome; the Company's ability to successfully develop and commercialize its pharmaceutical product; the length, progress and results of any clinical trials; the introduction of competing products; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals to commercialize the Company's products; the lack of sufficient funding to finance the clinical trials; the difficulty of predicting actions of the USA FDA; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; or changes in the global pharmaceutical industry.  Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading "Risk Factors" in Kitov Pharmaceuticals Holdings Ltd.'s Registration Statement on Form F-1 filed with the SEC (file number 333-211477), which is available on the SEC's website, http://www.sec.gov.

Contact:

Simcha Rock
Chief Financial Officer
+972-2-6254124
Simcha@kitovpharma.com

Bob Yedid
Managing Director
LifeSci Advisors, LLC
+1-646-597-6989
bob@LifeSciAdvisors.com

SOURCE Kitov